



New York Stock Exchange
11 Wall Street
New York, NY 10005

February 22, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of DBX ETF TRUST, under the Exchange Act of 1934:

- Xtrackers S&P MidCap 400 ESG ETF
- Xtrackers S&P SmallCap 600 ESG ETF

Sincerely,